                                                                   Exhibit 17(a)

                         MERRILL LYNCH SERIES FUND, INC.

                    Supplement dated January 19, 2001 to the
                         Prospectus dated April 4, 2000

         The  following   information   supersedes  and  replaces  any  contrary
information  contained in the Prospectus  under the captions  "Details About the
Portfolio--Investment    Risks"   and   "Other    Important    Information--Your
Account--Investment Strategies--Futures and
Options."

         Effective  today,  each of the  Portfolios  (except  the Money  Reserve
Portfolio)  may engage in  options,  futures  and  options on futures to enhance total return as well as for hedging  purposes.  For more  information  regarding futures and options, see "Other Important Information--Your  Account--Investment
Strategies--Futures and Options."

Prospectus
[MERRILL LYNCH LOGO]

                              Merrill Lynch Series Fund, Inc.
April 4, 2000

This Prospectus contains information you should know before investing, including information about risks. Please read it before you invest and keep it for future reference.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

Table  of  Contents
Merrill Lynch Balanced Portfolio

MERRILL LYNCH BALANCED PORTFOLIO

Key Facts [KEY FACTS ICON]

In an effort to help you better understand the many concepts involved in making an investment decision, we have defined the highlighted terms in this prospectus in the sidebar.

Equity securities  — securities representing ownership of a company (“stock”) or securities whose price is linked to the value of securities that represent company ownership.

Debt securities  — securities representing an obligation to pay specified amounts at specified times.

Volatility  — the frequency and amount of changes to the Portfolio’s net asset value.

Fixed income investments  — instruments that pay a stated rate of interest or other repayment, including regular debt obligations as well as preferred stock that carries a promised level of dividend payments.

MERRILL LYNCH BALANCED PORTFOLIO AT A GLANCE

What is the Portfolio’s investment objective?

The investment objective of the Portfolio is to seek a level of current income and degree of stability of principal not normally available from an investment solely in equity securities , as well as to seek the opportunity for capital appreciation greater than is normally available from an investment solely in debt securities.

What are the Portfolio’s goals?

The Portfolio tries to choose a mix of investments including some that will increase in value, some that provide current income through interest or dividends, and some that may do both. The Portfolio tries to blend these investments to create a portfolio that produces more current income with less volatility than an all stock fund would have, but also produces more capital growth than an all bond fund would have. We cannot guarantee that the Portfolio will achieve its goals.

What are the Portfolio’s main investment strategies?

The Portfolio invests in equity and debt securities.

What are the main risks of investing in the Portfolio?

As with any mutual fund, the value of the Portfolio’s investments — and therefore the value of Portfolio shares — may go up or down. These changes may occur because a particular stock market is rising or falling. Changes in the value of the Portfolio’s fixed income investments may occur in response to interest rate movements. Generally, when interest rates go up, the value of the fixed income instruments goes down. Changes in the value of the Portfolio’s equity and fixed income investments may also occur as the result of specific factors that affect particular investments. If the value of the Portfolio’s investments goes down, you may lose money.

Who should invest?

The Portfolio may be an appropriate investment to fund a portion of a variable life insurance policy for policy owners who:

•	want a professionally managed and diversified portfolio

•	are looking for exposure to a variety of asset classes

•	are willing to accept the risk of short term changes in the Portfolio’s share value in exchange for the potential of higher long term returns than available from a fund invested only in fixed income securities

•	are looking for an investment that provides some current income with less volatility than a fund invested only in equity securities and the potential for higher long term returns than available from a money market fund

MERRILL LYNCH BALANCED PORTFOLIO

[KEY FACTS ICON] Key Facts
RISK/ RETURN BAR CHART

The bar chart and table shown below provide an indication of the risks of investing in the Portfolio. The bar chart shows changes in the Portfolio’s performance for each of the past ten calendar years. The table compares the average annual total returns for the Portfolio’s shares for the periods shown with the S&P 500 Index and the Weighted Index. How the Portfolio performed in the past is not necessarily an indication of how the Portfolio will perform in the future. The bar chart and table do not reflect separate account fees and expenses, which, if reflected, would lower the returns shown below.

[BAR CHART]

Merrill Lynch Balanced Portfolio

1990	1.57
1991	20.95
1992	6.67
1993	14.31
1994	-4.28
1995	21.59
1996	9.76
1997	16.93
1998	13.45
1999	8.55

During the ten year period shown in the bar chart, the highest return for a quarter was 10.75% (quarter ended December 31, 1998) and the lowest return for a quarter was -7.71% (quarter ended September 30, 1998).

Average Annual Total Returns
(as of the calendar year ended	Past	Past	Past
December 31, 1999)	One Year	Five Years	Ten Years

Merrill Lynch Series: Balanced Portfolio	8.55%	13.96%	10.67%

S&P 500 Index*	21.04%	28.54%	18.20%

Weighted Index**	7.72%	13.64%	10.46%

*	The S&P 500® is the Standard & Poor’s Composite Index of 500 Stocks, a widely recognized, unmanaged index of common stock prices. Past performance is not predictive of future performance.

**	This unmanaged index, which is an equally weighted blend of the Three-Month U.S. Treasury Bill Index, The Merrill Lynch U.S. Corporate & Government Master Index, and the Standard & Poor’s 500 Index, is comprised of US Treasury bills maturing in up to 3 months, investment-grade bonds, and common stocks. Past performance is not predictive of future performance.

MERRILL LYNCH BALANCED PORTFOLIO

FINANCIAL HIGHLIGHTS

The Financial Highlights table is intended to help you understand the Portfolio’s financial performance for the periods shown. Certain information reflects financial results for a single Portfolio share. The total returns in the table represent the rate an investor would have earned on an investment in the Portfolio (assuming reinvestment of all dividends). This information has been audited by Deloitte & Touche LLP, whose report, along with the Portfolio’s financial statements, is included in the Merrill Lynch Series Fund, Inc.’s annual report to shareholders, which is available upon request.

	Balanced Portfolio

	For the Year Ended December 31,

Increase (Decrease) in Net Asset Value:	1999†	1998	1997	1996	1995

Per Share Operating Performance:

Net asset value, beginning of year	$16.18	$15.78	$15.36	$14.86	$13.27

Investment income — net	.45	.42	.51	.54	.60

Realized and unrealized gain on investments and foreign currency transactions — net	.79	1.52	1.76	.83	2.07

Total from investment operations	1.24	1.94	2.27	1.37	2.67

Less dividends and distributions:
Investment income — net	(.90)	(.51)	(.27)	(.57)	(.62)
In excess of investment income — net	— ††	—	—	—	—
Realized gain on investments — net	(1.76)	(1.03)	(1.58)	(.30)	(.46)

Total dividends and distributions	(2.66)	(1.54)	(1.85)	(.87)	(1.08)

Net asset value, end of year	$14.76	$16.18	$15.78	$15.36	$14.86

Total Investment Return:*

Based on net asset value per share	8.55%	13.45%	16.93%	9.76%	21.59%

Ratios to Average Net Assets:

Expenses	.38%	.38%	.39%	.39%	.38%

Investment income — net	3.01%	2.73%	3.40%	3.63%	4.47%

Supplemental Data:

Net assets, end of year (in thousands)	$119,351	$119,074	$108,324	$98,853	$97,181

Portfolio turnover	117.05%	106.73%	143.20%	234.79%	32.92%

*	Total investment returns exclude insurance-related fees and expenses.

†	Based on average shares outstanding.

††	Amount is less than .01 per share.

MERRILL LYNCH BALANCED PORTFOLIO

Details About the Portfolio [DETAILS ABOUT THE PORTFOLIO ICON]
Investment grade  — any of the four highest debt obligation ratings of a recognized rating agency such as: Moody’s Investors Service, Inc., Standard & Poor’s Ratings Group or Fitch IBCA, Inc.

HOW THE PORTFOLIO INVESTS

The Portfolio will invest at least 25% of its total assets in senior fixed income securities. The fixed income securities in which the Portfolio invests consist of:

•	Short, intermediate, and long term U.S. government debt securities

•	Short, intermediate and long term corporate debt securities issued by U.S. companies and rated investment grade

•	Term preferred stock (that is, preferred stock which returns principal at a set time) issued by U.S. companies

•	Corporate debt securities convertible into common stock

•	Money market securities

The Portfolio normally will invest a portion of its assets in equity securities. The equity securities in which the Portfolio invests will primarily be common stocks of large U.S. companies. The Portfolio will limit its investments in equity securities to 65% of total Portfolio assets at the time of purchase of any equity security. The Portfolio’s investment in equity securities may from time to time exceed 65% of total Portfolio assets as the result of changes in the value of its holdings. In the event that equity securities exceed 65% of total Portfolio assets, the Portfolio will not purchase additional equity securities until the percentage of its holdings of equity securities has been reduced below 65% of total Portfolio assets.

The Portfolio has no stated minimum holding period for investments, and will buy or sell securities whenever the Portfolio’s management sees an appropriate opportunity.

MERRILL LYNCH BALANCED PORTFOLIO

ABOUT THE PORTFOLIO MANAGER

Thomas R. Robinson has served as the Portfolio Manager of the Balanced Portfolio, since November 1995, and is primarily responsible for each of the Portfolio’s day-to-day management. He has served as a First Vice President of MLAM since 1997 and Vice President from 1996 to 1997.

ABOUT THE INVESTMENT ADVISER

The Portfolio is managed by Merrill Lynch Asset Management.

The Portfolio may use different investment strategies which involve various types of risk. Some of the strategies that this Portfolio may use and the types of risk involved are summarized below.

INVESTMENT RISKS

This table shows some of the investment strategies (other than the main investment strategies) that the Portfolio may use and the investment limitations, if any, as a percentage of total Portfolio assets. The principal types of risk associated with each investment strategy are also listed.

Numbers in this table show maximum allowable use only; for actual use, consult the Portfolio’s annual/semi-annual reports.

[Merrill Lynch Balanced Portfolio Chart]

Key:

#	Maximum % of total assets

-	No restriction on usage

--	Permitted, but used rarely

0	Not Permitted

		Leverage	Credit	Market	Information	Valuation	Political	Currency	Liquidity	Correlation	Selection
		risk	risk	risk	risk	risk	risk	risk	risk	risk	risk
Borrowing	10	x

Short term Investments/Repurchase Agreements	-		x

Securities Lending	33	x	x

Short term Trading	-			x							x

When issued securities/forward commitments	--	x		x							x

Non-investment grade securities	0

Foreign Securities	--*

Restricted and Illiquid Securities	10		x	x	x	x			x		x

Covered call options	-			x					x	x	x

Indexed derivative securities	-	x	x	x		x			x	x	x

Futures and Options	0

Currency contracts	0

      Each of these strategies and risks is explained in the Other Important Information section of this Prospectus.

MERRILL LYNCH BALANCED PORTFOLIO

[DETAILS ABOUT THE PORTFOLIO ICON] Details About the Portfolio

OTHER IMPORTANT INFORMATION AND STATEMENT OF ADDITIONAL INFORMATION

Additional information about this Portfolio is discussed in the Other Important Information section of this prospectus.

If you would like further information about the Portfolio, including how it invests, please see the Statement of Additional Information.

MERRILL LYNCH BALANCED PORTFOLIO

Table  of  Contents
OTHER IMPORTANT INFORMATION
Merrill Lynch Series Fund, Inc.

This Other Important Information section constitutes part of the Prospectus for the shares of Merrill Lynch Balanced Portfolio, Merrill Lynch Capital Stock Portfolio, Merrill Lynch Global Strategy Portfolio, Merrill Lynch Growth Stock Portfolio, Merrill Lynch High Yield Portfolio, Merrill Lynch Intermediate Government Bond Portfolio, Merrill Lynch Long Term Corporate Bond Portfolio, Merrill Lynch Money Reserve Portfolio, Merrill Lynch Multiple Strategy Portfolio and Merrill Lynch Natural Resources Portfolio (hereinafter referred to as the “Portfolios” or individually as a “Portfolio”).

MERRILL LYNCH SERIES FUND, INC.

Your Account [YOUR ACCOUNT ICON]

THE INSURANCE COMPANIES

Shares of the Portfolios currently are sold only to separate accounts of the Merrill Lynch Life Insurance Companies, as defined below, and Monarch Life Insurance Company’s Variable Account A (currently administered by the Merrill Lynch Life Insurance Companies) (collectively, the “Accounts”) to fund benefits under Variable Life Insurance Policies (the “Policies”) issued by Merrill Lynch Life Insurance Company and ML Life Insurance Company of New York, indirect wholly owned subsidiaries of Merrill Lynch & Co., Inc. (collectively, the “Merrill Lynch Insurance Companies”), and Monarch Life Insurance Company (“Monarch” and, together with the Merrill Lynch Life Insurance Companies, the “Insurance Companies”). The investment adviser of the Merrill Lynch Series Fund, Inc. (the “Fund”), Merrill Lynch Asset Management, L.P. (the “Investment Adviser”), is also a wholly owned subsidiary of Merrill Lynch & Co., Inc. The rights of the Insurance Companies as shareholders should be distinguished from the rights of a Policy owner, which are set forth in the Policy. A Policy owner has no interest in the shares of a Portfolio, but only in the Policy. A Policy is described in the prospectus for that Policy. That prospectus describes the relationship between increases or decreases in the net asset value of shares of a Portfolio, and any distributions on such shares, and the benefits provided under a Policy. The prospectus for the Policy also describes various fees payable to the Insurance Companies and charges to the separate accounts made by the Insurance Companies with respect to the Policy. Since shares of the Portfolios will be sold only to the Insurance Companies for the Accounts, the terms “shareholder” and “shareholders” in this Prospectus refer to the Insurance Companies.

It is possible that differences might arise among the Accounts and that such differences could be considered material conflicts. Such a material conflict could arise due to changes in the law (such as state insurance law or federal tax law) which affect the various Accounts. It could also arise by reason of differences in voting instructions from Policyowners of one or more of the Merrill Lynch Insurance Companies or Monarch, or for other reasons. The Insurance Companies will monitor events to identify such conflicts and to determine how to respond to such conflicts. If such a conflict occurs, an Insurance Company may be required to eliminate one or more divisions of its Account investing in the Fund or substitute a new Portfolio for a Portfolio in which a division invests.

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[YOUR ACCOUNT ICON] Your Account
INVESTMENT STRATEGIES

This section contains a discussion of certain investment strategies that may be used by the Portfolios. The forepart of this Prospectus indicates which of the following strategies may be used by each Portfolio. The risks associated with each of these strategies are described in greater detail in the following section of this Other Important Information section, “Types of Investment Risk.” As with any mutual fund, there can be no guarantee that a Portfolio will meet its goals or that a Portfolio’s performance will be positive for any period of time.

Borrowing and Leverage  — Each Portfolio may borrow for temporary emergency purposes including to meet redemptions. Borrowing may exaggerate changes in the net asset value of Portfolio shares and in the Portfolio’s yield. Borrowing will cost the Portfolio interest expense and other fees. The cost of borrowing may reduce the Portfolio’s return. Certain securities that each Portfolio buys may create leverage including, for example, options.

Short Term Investments  — Each Portfolio will normally invest a portion of its assets in short term debt securities, such as commercial paper or treasury bills. As a temporary measure for defensive purposes, each Portfolio may invest more heavily in these securities, without limitation. A Portfolio may also increase its investment in these securities when Portfolio management is unable to find enough attractive long term investments, to reduce exposure to long term investments when management believes it is advisable to do so on a temporary basis, or to meet redemptions. Investments in short term debt securities can be sold easily and have limited risk of loss but earn only limited returns. Short term investments may therefore limit the potential for a Portfolio to achieve its investment objective. Short term investments involve credit risk.

Repurchase Agreements  — Each Portfolio may invest in repurchase agreements. A repurchase agreement involves the purchase of a security together with a simultaneous agreement to resell the security to the seller at a later date at approximately the purchase price less an amount that represents interest to the buyer. Repurchase agreements are considered relatively safe, liquid investments for short term cash, but involve the risk that the seller will fail to repurchase the security and that the Portfolio will have to attempt to sell the security in the market for its current value, which may be less than the amount the Portfolio paid for the security. Repurchase agreements involve credit risk.

Securities Lending  — Each Portfolio may lend a portion of its portfolio securities. A Portfolio may lend securities to financial institutions in return for collateral in the form of liquid securities or cash. A Portfolio making a securities loan will either receive a fee from the borrower or pay the borrower interest in

MERRILL LYNCH SERIES FUND, INC.

return for the right to seek to invest cash collateral at a higher rate. If a borrower fails to return a Portfolio’s security, the Portfolio will have to attempt to liquidate the borrower’s collateral, which may be worth less than the Portfolio’s security. Securities loans involve leverage risk and credit risk.

Short Term Trading  — Each Portfolio can buy and sell securities whenever it sees a market opportunity, and therefore each Portfolio may engage in short term trading. Short term trading may increase a Portfolio’s expenses and have tax consequences. Short term trading involves market risk and selection risk.

When Issued Securities, Delayed Delivery Securities and Forward Commitments  — When issued and delayed delivery securities and forward commitments involve the risk that the security a Portfolio buys will lose value prior to its delivery. There also is the risk that the security will not be issued or that the other party will not meet its obligation. If this occurs, the Portfolio both loses the investment opportunity for the assets it has set aside to pay for the security and any gain in the security’s price. When issued and delayed delivery securities and forward commitments involve market risk, selection risk and leverage risk.

Non-Investment Grade Securities  — Non-investment grade securities, otherwise known as “junk bonds,” are debt securities that are rated below investment grade by the major rating agencies or are unrated securities that Portfolio management believes are of comparable quality. Although junk bonds generally pay higher rates of interest than investment grade bonds, they are high risk investments that may cause income and principal losses for a Portfolio. Junk bonds generally are less liquid and experience more price volatility than higher rated debt securities. The issuers of junk bonds may have a larger amount of outstanding debt relative to their assets than issuers of investment grade bonds. In the event of an issuer bankruptcy, claims of other creditors may have priority over the claims of junk bond holders, leaving few or no assets available to repay junk bond holders. Junk bonds involve credit risk, market risk, selection risk, valuation risk and liquidity risk, and certain junk bonds may also involve information risk, political risk or currency risk.

Foreign Securities  — Certain Portfolios may invest in foreign securities. Foreign investing involves special risks not present in U.S. securities that may increase the chance a Portfolio will lose money, including foreign currency risk and the possibility of substantial volatility due to adverse political, economic or other developments. Foreign securities may also be less liquid and harder to value than U.S. securities. These risks are greater for investments in emerging

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markets. Foreign investing involves market risk, selection risk and political risk, and certain foreign investments may also involve credit risk, information risk, valuation risk, currency risk and liquidity risk.

Restricted and Illiquid Securities  — Each Portfolio may invest a portion of its assets in restricted and illiquid securities, which are investments that the Portfolio cannot easily resell within seven days at current value or that have contractual or legal restrictions on resale. If the Portfolio buys illiquid securities it may be unable to quickly resell them or may be able to sell them only at a price below current value. Restricted and illiquid securities involve liquidity risk, market risk, selection risk and valuation risk, and may involve information risk and credit risk.

Covered Call Options  — Certain Portfolios can sell covered call options, which are options that give the purchaser the right to require a Portfolio to sell a security owned by the Portfolio to the purchaser at a specified price within a limited time period. These Portfolios may also sell the purchaser a right to require the Portfolio to make a payment based on the level of an index that is closely correlated with some of the Portfolio’s holdings. A Portfolio will receive a premium (an upfront payment) for selling a covered call option, and if the option expires unexercised because the price of the underlying security has gone down the premium received by the Portfolio will partially offset any losses on the underlying security. By writing a covered call option, however, a Portfolio limits its ability to sell the underlying security and gives up the opportunity to profit from any increase in the value of the underlying security beyond the sale price specified in the option. Covered call options involve market risk, correlation risk, liquidity risk and selection risk.

Covered Put Options  — Certain Portfolios can write (i.e., sell) covered put options, which are options that give the purchaser the right to require a Portfolio to buy the underlying security or securities at the exercise price at any time during the option period or at a specific date. A put option written by a Portfolio is covered when, among other things, the Portfolio segregates permissible liquid assets having a value equal to or greater than the exercise price of the option to fulfill the obligation undertaken. A Portfolio receives a premium from writing put options which it retains whether or not the option is exercised. A put option written by a Portfolio exposes the Portfolio during the term of the option to a decline in price of the underlying security.

MERRILL LYNCH SERIES FUND, INC.

Indexed Derivative Securities  — Certain Portfolios may invest in debt securities the potential returns of which are directly related to changes in an underlying index or interest rate, known as indexed securities. The return on indexed securities will rise when the underlying index or interest rate rises and fall when the index or interest rate falls. Some Portfolios may also invest in securities whose return is inversely related to changes in an index or interest rate. In general, inverse securities change in value in a manner that is opposite to most securities — that is, the return of inverse securities will decrease when the index increases in value and increase in value when the index decreases in value. Investments in indexed and inverse securities may subject the Portfolio to the risks of reduced or eliminated interest payments and losses of principal. In addition, certain indexed and inverse securities may increase or decrease in value at a greater rate than the underlying index, which effectively leverages the Portfolio’s investment. As a result, the market value of such securities will generally be more volatile than that of other securities. Indexed and inverse securities involve credit risk, market risk and selection risk, and may also involve leverage risk, valuation risk, political risk, currency risk, liquidity risk or correlation risk.

Futures and Options  — Certain Portfolios may use futures and options. Futures are exchange-traded contracts involving the obligation of the seller to deliver, and the buyer to receive, certain assets (or a money payment based on the change in value of certain assets or an index) at a specified time. Futures involve leverage risk and correlation risk and may involve currency risk and political risk. Options are exchange-traded or private contracts involving the right of a holder to deliver (a “put”) or receive (a “call”) certain assets (or a money payment based on the change of certain assets or an index) from another party at a specified price within a specified time period. Options involve leverage risk and correlation risk. Private options also involve credit risk, valuation risk and liquidity risk. Options may involve currency risk and political risk.

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The Portfolios will use futures and options primarily for hedging purposes — that is, to offset the risk that other holdings may decrease in value or that potential investment opportunities may increase in value before the Portfolio can fully implement its investment strategy. The Natural Resources, Global Strategy and Multiple Strategy Portfolios may use options, however, to enhance total return as well as for hedging purposes. While hedging can reduce losses, it can also reduce or eliminate gains if markets move in a different manner than anticipated by the Portfolio or if the cost of the future or option outweighs the benefit of the hedge. Hedging also involves the risk that changes in the value of the future or option will not match those of the holdings being hedged as expected by the Portfolio, in which case losses on the holdings being hedged may not be reduced.

Currency Contracts  — Certain Portfolios may buy securities denominated or quoted in currencies other than the U.S. dollar. Changes in foreign currency exchange rates will affect the value of the securities of the Portfolio. In order to seek to limit such changes, certain Portfolios may buy or sell contracts relating to foreign currencies for hedging purposes. Hedging is a strategy in which a currency contract is used to offset the risk that other Portfolio holdings may decrease in U.S. dollar value as the result of changes in exchange rates. Losses on the other investment may be substantially reduced by gains on a currency contract that reacts in an opposite manner to market movements. While hedging can reduce losses, it can also reduce or eliminate gains if exchange rates move in a different manner than anticipated by the Portfolio or if the cost of the currency contract outweighs the benefit of the hedge. Hedging also involves the risk that changes in the value of the currency contract will not match those of the holdings being hedged as expected by the Portfolio, in which case any losses on the holdings being hedged may not be reduced. A Portfolio may not be able to (or may not try to) hedge all currency risks, and there is no guarantee that a Portfolio’s currency hedging, if attempted, will be successful. A Portfolio may attempt to hedge through several different types of currency contracts, including currency forwards, currency options and currency-indexed instruments. Currency contracts involve currency risk, market risk, political risk, correlation risk and selection risk.

MERRILL LYNCH SERIES FUND, INC.

TYPES OF INVESTMENT RISKS

This section contains a discussion of various risks that may be associated with certain investment strategies. The forepart of this Prospectus indicates which investment strategies may be used by each Portfolio.

Correlation Risk  — The risk that changes in the value of two investments do not track or offset each other in the manner anticipated by Portfolio management. Correlation risk is associated with hedging transactions, in which a Portfolio uses a derivative to offset the risk that other Portfolio holdings may decrease in value or that potential investment opportunities may increase in value before the Portfolio can fully implement its investment strategy. Correlation risk means that changes in the value of the derivative may not match those of the holdings being hedged as expected by the Portfolio, in which case any losses on the holdings or potential holdings being hedged may not be reduced.

Credit Risk  — The risk that the issuer of an investment or other party to a trade will be unable to honor its obligations to a Portfolio. The degree of credit risk depends on both the financial condition of the issuer and the terms of the obligation.

Currency Risk  — The risk that changes in the exchange rate between currencies will adversely affect the value (in U.S. dollar terms) of an investment. Generally, when the U.S. dollar rises in value against a foreign currency, a security denominated in that currency loses value to a U.S. investor because the currency is worth fewer U.S. dollars.

Information Risk  — The risk that important information about a security or market is inaccurate, unreliable or unavailable.

Leverage Risk  — The risk associated with certain types of investments or trading strategies (such as borrowing money to increase the amount of investments) that relatively small market movements may result in large changes in value of an investment. Certain investments or trading strategies that involve leverage can result in losses that greatly exceed the amount originally invested.

Liquidity Risk  — The risk that certain securities may be difficult or impossible to sell at the time that a Portfolio would like or at the price that a Portfolio believes the security is currently worth.

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Market Risk/Interest Rate Risk  — The risk that the entire market will undergo an unanticipated change in value, including the possibility that the market will go down sharply and unpredictably. For fixed income investments, this includes the risk that the value of an investment will decrease as a result of changes in interest rates. Generally, when interest rates increase, fixed income securities decrease in value and longer term fixed income securities decrease in value more than short term fixed income securities.

Political Risk  — The risk of losses arising from government or legal events, such as changes in tax or trade laws, imposition of currency controls, adverse court or administrative rulings, or change of a government or political system.

Selection Risk  — The risk that a specific Portfolio investment will underperform the market.

Valuation Risk  — The risk that a Portfolio has valued an investment at a higher price than it can actually obtain upon a sale.

SPECIAL RISKS ASSOCIATED WITH
FOREIGN INVESTMENTS GENERALLY

Foreign Market Risk  — Since the Portfolios may invest in foreign securities, it offers the potential for more diversification than an investment only in the United States. This is because stocks traded on foreign markets have often (though not always) performed differently than stocks in the United States. However, such investments involve special risks not present in U.S. investments that can increase the chances that a Portfolio will lose money. In particular, investment in foreign securities involves the following risks, which are generally greater for investments in emerging markets.

•	The economies of some foreign markets often do not compare favorably with that of the United States in areas such as growth of gross domestic product, reinvestment of capital, resources and balance of payments. Some of these economies may rely heavily on particular industries or foreign capital. They may be more vulnerable to adverse diplomatic developments, the imposition of economic sanctions against a particular country or countries, changes in international trading patterns, trade barriers and other protectionist or retaliatory measures.

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•	Investments in foreign markets may be adversely affected by governmental actions such as the imposition of capital controls, nationalization of companies or industries, expropriation of assets or the imposition of punitive taxes.

•	The governments of certain countries may prohibit or impose substantial restrictions on foreign investing in their capital markets or in certain industries. Any of these actions could severely affect security prices. They could also impair a Portfolio’s ability to purchase or sell foreign securities or transfer its assets or income back into the United States, or otherwise adversely affect the Portfolio’s operations.

•	Other foreign market risks include foreign exchange controls, difficulties in pricing securities, defaults on foreign government securities, difficulties in enforcing favorable legal judgments in foreign courts and political and social instability. Legal remedies available to investors in some foreign countries may be less extensive than those available to investors in the United States.

•	Because there are generally fewer investors on foreign exchanges and a smaller number of shares traded each day, it may be difficult for a Portfolio’s to buy and sell securities on those exchanges. In addition, prices of foreign securities may go up and down more than prices of securities traded in the United States.

•	Foreign markets may have different clearance and settlement procedures. In certain markets, settlements may be unable to keep pace with the volume of securities transactions. If this occurs, settlement may be delayed and a Portfolio’s assets may be uninvested and not earning returns. A Portfolio may miss investment opportunities or be unable to sell an investment because of these delays.

Certain Risks of Holding Fund Assets Outside the United States — A Portfolio generally holds its foreign securities and cash in foreign banks and securities depositories. Some foreign banks and securities depositories may be recently organized or new to the foreign custody business. In addition, there may be limited or no regulatory oversight over their operations. Also, the laws of certain countries may put limits on a Portfolio’s ability to recover its assets if a foreign bank, depository or issuer of a security, or any of their agents, goes bankrupt. In addition, it is often more expensive for a Portfolio to buy, sell and hold securities in certain foreign markets than in the U.S. The increased expense

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of investing in foreign markets reduces the amount a Portfolio can earn on its investments and typically results in a higher operating expense ratio for a Portfolio than investment companies invested only in the U.S.

European Economic and Monetary Union (“EMU”) — A number of European countries have entered into EMU in an effort to reduce trade barriers between themselves and eliminate fluctuations in their currencies. EMU establishes a single European currency (the euro), which was introduced on January 1, 1999 and is expected to replace the existing national currencies of all initial EMU participants by July 1, 2002. Certain securities (beginning with government and corporate bonds) were redenominated in the euro. These securities trade and make dividend and other payments only in euros. Like other investment companies and business organizations, including the companies in which a Portfolio invests, a Portfolio could be adversely affected:

•	If the transition to the euro, or EMU as a whole, does not proceed as planned

•	If a participating country withdraws from EMU

•	If the computing, accounting and trading systems used by a Portfolio’s service providers, or by other entities with which a Portfolio or its service providers do business, are not capable of recognizing the euro as a distinct currency

HOW TO BUY AND SELL SHARES

The Fund continuously offers shares in each of its Portfolios, without sales charge, to the Insurance Companies. The price of shares purchased by the Insurance Companies is based on the next calculation of the per share net asset value of the Portfolio after an order is placed.

The Fund may reject any order to buy shares and may suspend the sale of shares at any time.

The Fund will redeem all full and fractional shares of the Portfolios for cash. The price of redeemed shares is based on the next calculation of net asset value after a redemption order is placed. The value of shares at the time of redemption may be more or less than the shareholder’s cost, depending in part on the net asset value of such shares at such time.

MERRILL LYNCH SERIES FUND, INC.

Net asset value  — the market value of the Portfolio’s total assets after deducting liabilities divided by the number of shares outstanding.

Dividends  — Ordinary income and capital gains paid to shareholders. Dividends may be reinvested in additional Portfolio shares as they are paid.

HOW SHARES ARE PRICED

When an Insurance Company purchases shares, the Insurance Company pays the net asset value. This is the offering price. Shares are also redeemed at their net asset value. Each Portfolio calculates its net asset value (generally by using market quotations) each day the New York Stock Exchange is open, after the close of business on the Exchange, based on prices at the time of closing. The Exchange generally closes at 4:00 p.m. Eastern time. Securities held by the Money Reserve Portfolio with a remaining maturity of 60 days or less are generally valued on an amortized cost basis. Under this method of valuation, a security is initially valued at cost on the date of purchase, and then the Money Reserve Portfolio amortizes the value of the security at a constant rate until the maturity of the security, regardless of the impact of fluctuating interest rates on the market value of the security. The net asset value used in determining the price for the purchase or redemption of shares is the next one calculated after the purchase or redemption order is placed. Foreign securities owned by a Portfolio may trade on weekends or other days when a Portfolio does not price its shares. As a result, the Portfolio’s net asset value may change on days when an Insurance Company will not be able to purchase or redeem the Portfolio’s shares. The Money Reserve Portfolio will generally maintain a net asset value of $1.00 per share.

DIVIDENDS AND TAXES

The Money Reserve Portfolio will declare dividends daily and will reinvest dividends monthly in additional full and fractional shares of the Portfolio. The Intermediate Government Bond, High Yield and Long Term Corporate Bond Portfolios will declare dividends monthly and reinvest dividends monthly in additional shares of those Portfolios. The Natural Resources, Global Strategy, Balanced, Capital Stock, Growth Stock and Multiple Strategy Portfolios will declare dividends at least semi-annually and will reinvest dividends at least semi-annually in additional shares of the respective Portfolios.

Dividends paid by the Fund may be included in an Insurance Company’s gross income. The tax treatment of these dividends depends on the Insurance Company’s tax status. A description of an Insurance Company’s tax status is contained in the prospectus for the Policy.

MERRILL LYNCH SERIES FUND, INC.

MERRILL LYNCH ASSET MANAGEMENT

Merrill Lynch Asset Management, the Fund’s Investment Adviser, manages the Fund’s investments and its business operations under the overall supervision of the Fund’s Board of Directors. The Investment Adviser has the responsibility for making all investment decisions for the Fund. The Investment Adviser has a sub-advisory agreement with Merrill Lynch Asset Management U.K. Limited, an affiliate, under which the Investment Adviser may pay a fee for services it receives. For the fiscal year ended December 31, 1999, the Investment Adviser received a management fee of $11,713,011, of which $1,837,853 related to the Money Reserve Portfolio (representing .32% of its average net assets), $746,399 related to the Intermediate Government Bond Portfolio (representing .32% of its average net assets), $411,847 related to the Long Term Corporate Bond Portfolio (representing .32% of its average net assets), $365,404 related to the High Yield Portfolio (representing .32% of its average net assets), $1,204,735 related to the Capital Stock Portfolio (representing .32% of its average net assets), $1,642,499 related to the Growth Stock Portfolio (representing .32% of its average net assets), $4,355,147 related to the Multiple Strategy Portfolio (representing .32% of its average net assets), $42,651 related to the Natural Resources Portfolio (representing .32% of its average net assets), $718,504 related to the Global Strategy Portfolio (representing .32% of its average net assets), and $387,972 related to the Balanced Portfolio (representing .32% of its average net assets).

Pursuant to an amended Reimbursement Agreement among Monarch, the Investment Adviser and Merrill Lynch Life Agency, Inc. (“MLLA”), Monarch reimburses the expenses of each Portfolio which exceeds 0.50% of its average daily net assets. For the fiscal year ended December 31, 1999, Monarch reimbursed a total of $11,447 in expenses, all of which were attributed to the Natural Resources Portfolio.

Merrill Lynch Asset Management was organized as an investment adviser in 1977 and offers investment advisory services to more than 40 registered investment companies. Merrill Lynch Asset Management is part of the Asset Management Group of Merrill Lynch & Co., Inc., which had approximately $559 billion in investment company and other portfolio assets under management as of February 2000. This amount includes assets managed for Merrill Lynch affiliates.

A Note About Year 2000

As the year 2000 began, there were few problems caused by the inability of certain computer systems to tell the difference between the year 2000 and the year 1900 (commonly known as the “Year 2000 Problem”). It is still possible that some computer systems could malfunction in the future because of the

Management of the Portfolio [MANAGEMENT OF THE PORTFOLIO ICON]

MERRILL LYNCH SERIES FUND, INC.

Year 2000 Problem or as a result of actions taken to address the year 2000 problem. Fund management does not anticipate that its services or those of the Fund’s other service providers will be adversely affected, but Fund management will continue to monitor the situation. If malfunctions related to the Year 2000 Problem do arise, the Fund and its investments could be negatively affected.
ADDITIONAL INFORMATION

Investment Adviser  — Merrill Lynch Asset Management, L.P., 800 Scudders Mill Road, Plainsboro, New Jersey 08536, has been selected as the investment adviser of the Fund.

Independent Auditors  — Deloitte & Touche LLP, Princeton Forrestal Village, 116-300 Village Boulevard, Princeton, New Jersey 08540-6400, has been selected as the independent auditors of the Fund.

Custodian  — The Bank of New York, 100 Church Street, New York, New York 10286, acts as Custodian of the Fund’s assets.

Transfer and Dividend Disbursing Agent  — Financial Data Services, Inc. (“FDS”), which is a wholly owned subsidiary of Merrill Lynch & Co., Inc., acts as the Fund’s Transfer Agent and is responsible for the issuance, transfer and redemption of shares and the opening and maintenance of shareholder accounts. FDS will receive an annual fee of $5,000 per Portfolio and will be entitled to reimbursement of out-of-pocket expenses.

Legal Counsel  — Clifford Chance Rogers & Wells LLP, New York, New York, is counsel for the Fund.

MERRILL LYNCH SERIES FUND, INC.

For More Information [FOR MORE INFORMATION ICON]

Shareholder Reports

Additional information about the investments of each Portfolio is available in the Fund’s annual and semi-annual reports to shareholders. In the Fund’s annual report you will find a discussion of the market conditions and investment strategies that significantly affected each Portfolio’s performance during its last fiscal year. You may obtain these reports at no cost by calling (609) 282-2800.

Statement of Additional Information

The Fund’s Statement of Additional Information contains further information about each Portfolio and is incorporated by reference (legally considered to be part of this prospectus). You may request a free copy by writing the Fund at Merrill Lynch Series Fund, Inc. P.O. Box 9011, Princeton, New Jersey 08543-9011 or by calling (609) 282-2800.

Contact the Fund at the telephone number or address indicated above if you have any questions.

Information about the Fund (including the Statement of Additional Information) can be reviewed and copied at the SEC’s Public Reference Room in Washington D.C. Call 1-800-SEC-0330 for information on the operation of the public reference room. This information is also available on the SEC’s Internet site at http://www.sec.gov and copies may be obtained upon payment of a duplicating fee by writing the Public Reference Section of the SEC, Washington, D.C. 20549-6009.

You should rely only on the information contained in this Prospectus. No one is authorized to provide you with information that is different from the information contained in this Prospectus.

Investment Company Act file nos. 2-69062 and
811-3091
Code #19057-0499

Prospectus

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Merrill Lynch
Series Fund, Inc.

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April 4, 2000